Sit Investment Associates

Mutual Funds Newsletter

Fall 2013

Sit Mutual Funds Annual Shareholder Luncheon

The Sit Mutual Funds annual shareholder luncheon was held this year on October 28th at the Edina Country Club. Keeping with tradition, Directors Dr. Sidney Jones and Former Congressman Bill Frenzel discussed the economy and the political environment, respectively. CEO and Global Chief Investment Officer Roger Sit discussed the investment outlook and equity strategies impacting the Sit Mutual Funds. Senior VP and Senior Fixed-Income Officer Mike Brilley discussed fixed-income strategy and the outlook.

After the presentations, Portfolio Managers Debra Sit and Kent Johnson joined the speakers to address shareholders' questions. While the panel, with assistance from Sit analysts in attendance, were able to answer many shareholders' questions, time did not permit answering all of them. Although space is limited, we present answers to several of them in this newsletter.

Q: What is your prediction for the S&P 500® Index a year from now?

A: *(Roger Sit)* I'd estimate the S&P 500 Index should be up eight to ten percent in the next year based on the Federal Reserve's accommodative policies and our forecast for modest economic growth in 2014.

Q: How will the end of QE (quantitative easing) affect the Sit Minnesota Tax–Free Fund?

A: *(Mike Brilley)* When QE ends, the Government will stop buying Treasury and mortgage pass-through securities, which should lead to rising interest rates on other bonds (although it would not be a one-to-one ratio) and a depreciation in the value of Funds' shares. This, however, will lead to higher yields on these bonds, which would benefit total returns on a longer-term basis.

Q: Is the favorable tax treatment of municipal investments likely to continue?

A: *(Mike Brilley)* As the Federal Government struggles to generate new revenue sources to meet its growing needs, there is a slight chance that the tax advantages of municipal investing will be targeted. One thing the government could do is prevent the issuance of future tax-exempt securities, thereby forcing investors into taxable products. Another idea that has been suggested is to limit the amount of income that is tax-exempt for investors who are in the highest income bracket. Republicans tend to support the elimination of tax loopholes for all investors, and tax-advantages gained from municipal investments could be included in this strategy. It is, however, unlikely that any changes to tax-exempt investments will occur during the remaining years of the Obama Administration.

Q: If the U.S. Government defaults, what impact will that have on rates?

A: *(Bryce Doty)* Because of the potentially disastrous impact on investors, I believe that extreme steps would be taken to avoid a default. However, if a default were to happen, all bonds would fall in value. Rebounding first would be mortgage securities with the lowest default rates, as shelter is a necessity and because Fannie Mae and Freddie Mac would still make payments even if the Treasury runs out of cash. The agency mortgages, with the 1% to 2% default rates, that we own in the Sit U.S. Government Securities Fund would do better than other holdings. In addition, the "put options" on Treasury futures in our U.S. Government Securities Fund would help a bit against a rise in Treasury yields, although the share price of this Fund would probably drop a lot initially and the Fund's yield would rise along with interest rates.



Roger Sit is the CEO and Global Chief Investment Officer of Sit Investment Associates and serves as Portfolio Manager on all the equity Sit Mutual Funds.



Mike Brilley is President and Senior Fixed Income Officer of Sit Investment Associates. Mike serves as a Portfolio Manager for all the fixed income Sit Mutual Funds.



Bryce Doty is Senior Vice President of Sit Investment Associates and serves as Portfolio Manager for the Sit Mutual Funds U.S. Government Securities Fund and the Sit Quality Income Fund.

Qualified Charitable Distribution

If you plan to donate to a charity before year-end, consider making a Qualified Charitable Distribution (QCD) from your IRA. A QCD is an IRA distribution paid directly to a charity. You must be at least 70½ and the distribution may be used to satisfy your Required Minimum Distribution. Because the IRS does not consider the distribution taxable income, you cannot take a tax deduction for the distribution. QCDs will no longer be permitted in 2014.

Investment Outlook and Strategy Summary *by Roger J. Sit - Chairman and President*



While the final estimate of second quarter 2013 real GDP growth was unchanged at +2.5%, some of the major components did. Business inventories contributed less to growth, while government spending showed relative improvement. These two larger shifts, along with smaller revisions in other components, offset each other and left the growth rate unaltered. Real personal consumption expenditures (PCE), which include health services spending, continued to weigh on overall personal spending. This appears to have been caused by Medicare cuts to hospitals and nursing homes that resulted from the government sequester. The soft motor vehicle sales in September, which was a departure from the 12 million unit trend in place since November 2012, was caused by the calendar effect of Labor Day weekend that pulled September sales into August. Although we expect vehicle sales to return to their recent trend, September personal spending data could be impacted. If September monthly consumer spending increases between 0 and +0.2%, third quarter annualized real PCE growth will be in a range between +1.3% and +1.6%.

The September nonfarm payroll report was not issued as expected on October 4th due to the government shutdown, so we examined the September ADP National Employment Report released on October 2nd. It showed that 166,000 jobs, versus an expected 180,000 jobs, were created in September.

Overall, inflation remains very controlled and appears likely to remain so for both the short and medium term. Year-over-year, the Consumer Price Index for Urban Consumers (CPI) rose +1.5% in August and Core CPI, which excludes the volatile food and energy sectors, rose +0.1%, both below consensus estimates.

The Federal Reserve Open Market Committee's (FOMC) decision to not begin reducing its quantitative easing program (QE) surprised markets and led to a weakening in the U.S. dollar. As a result of both recent weaker economic reports and uncertainty regarding their accuracy over the next few months, we have reduced our estimate for third quarter real GDP growth from +2.0% to +1.5%. On an annual basis, this adjustment results in a slightly downward move in our 2013 forecast to +1.5% from +1.6%. We have also established our initial forecast for 2014 GDP growth of +2.1%.

Fixed Income

During the third quarter, market anticipation of tapering the quantitative easing program drove interest rates higher until the Fed's announcement in September that the current level of asset purchases would continue. The 10-year and 30-year Treasury yields reached 2.99% and 3.92%, respectively, before the announcement, and ended the quarter at 2.61% and 3.69%, respectively, posting modest increases of +12 and +19 basis points, respectively, from the beginning of the quarter.

The Barclays Aggregate Bond Index return for the quarter was +0.57%. All sectors posted positive returns, with almost all of the performance being generated in the month of September. Mortgage-backed securities were the best performing sector, followed by corporate bonds. The U.S. Treasury sector was the worst performing sector.

Investor uncertainty surrounding the government shutdown, debt ceiling increase, and a new Federal Reserve chairperson, compounded by the effects of the removal of several years of unprecedented accommodative monetary policy, will drive markets in the months ahead. We continue to invest in higher-rated sectors that should outperform in the event of further market volatility. Taxable portfolios remain defensively positioned as the Federal Reserve likely will return to more normal monetary policy that will cause yields to rise again.

Tax-exempt bond yields reacted similarly to the taxable bond market – rising throughout most of the third quarter then declining in September following the Fed's announcement. The tax-exempt yield curve steepened further during the quarter. Mutual fund outflows continued to put selling pressure on tax-exempt yields during the quarter. As such, the anticipated volume of new issuance declined substantially, as several refunding deals were postponed. Despite the continued improving revenue trends at the state and local levels, headlines surrounding the fiscal health of both Puerto Rico and Detroit contributed to the negative aura surrounding tax-exempts.

We continue to believe that the recent rise in yields has created opportunities to find bonds that provide attractive absolute levels of tax-exempt income, particularly in longer-duration bonds. We remain focused on income.

Equities

Domestic equity markets recovered most of their August losses and finished the third quarter in positive territory. The S&P 500® Index finished September up +3.1% and +5.2% for the quarter. The Index gained +19.8% through the first nine months of 2013. The NASDAQ OTC Composite had even stronger performance, increasing +5.1% for September, +10.8% for the quarter, and +24.9% for the year-to-date period.

Small and mid cap stocks outperformed large cap stocks in the third quarter and for the year-to-date period. Growth stocks, across all capitalization sizes, outperformed their value counterparts in September, the quarter, and the year-to-date period.

Within global equity markets, the United States ranked fifth out of 33 countries for the year-to-date period, with Ireland, Finland, Japan and Switzerland ranking higher.

We continue to believe that the subpar U.S. economic recovery will continue, but we expect heightened volatility in the near term until short-term issues of the budget and deficit are resolved. On the positive side, U.S. equity valuations are still quite reasonable.

While we have been more positive on Europe this year, given the fairly high level of bullish sentiment and strong performance year-to-date, we are slightly less positive on its equity market than in previous quarters.

Although the Japanese equity market has been considered a "safe-haven" for the past several years, we believe this will no longer be the case given the structural risks to the economy and the unproven nature of Prime Minister Abe's economic policies. We continue to underweight Japan in the Sit international and global portfolios, as we view Japanese equities as relatively less attractive.

China's economy is showing signs of stabilization, but we are cautious about the sustainability and strength of its economic recovery. Our portfolio holdings are focused on companies with solid earnings visibility, in addition to companies that may benefit from further reform measures by the Chinese government.

Your Age, Investing and the IRS by Steve Benjamin, CEBS, CRPC

When it comes to investing, it's important to be familiar with numbers such as price, yield, total return and so forth. But there are other significant numbers which have to do with your age. There are times when, because of your age, IRS rules dictate when you can invest, how much you can invest, how much you must withdraw and how you may or may not be taxed.

EDUCATION

Contributions intended for a child's education can be made to a Coverdell Education Savings Account ("ESA"). This type of account – formerly called an Education IRA – allows up to $2,000 per year to be saved until a child turns 18. ESA contributions are not tax deductible but grow tax-deferred and, even better, distributions are tax-free if used for the child's education. If the account has not been depleted by age 30, the account must be redeemed in full or transferred to a family member (tax-free) who is under age 30. If you'd like to open an ESA for a child or grandchild, please give us a call and we'll help you get started.

RETIREMENT SAVINGS

Retirement plan contribution limits are higher if you're at least 50 years old. For example, you can save as much as $17,500 into a 401(k) plan but up to $23,000 if you're 50 or over. With a Traditional or Roth IRA, you can save as much as $5,500 but up to $6,500 if you're 50 or over. Be careful though, because although you can contribute to a 401(k) plan or Roth, SEP or SIMPLE IRA at any age, you are prohibited from contributing to a Traditional IRA once you turn age 70½. If you'd like to open an IRA, please let us know how we can be of assistance.

RETIREMENT DISTRIBUTIONS

IRAs and corporate retirement plans are rife with tax traps surrounding a person's age. For example, if you leave a company in the year you turn age 55 or later and then take a distribution from that company's retirement plan, there is no 10% early distribution penalty tax. However, if you are under age 59½, roll that same retirement account balance to an IRA and then take a distribution, you will be assessed a 10% early distribution penalty tax. Many taxpayers between the ages of 55 and 59 have been surprised (and angered) to learn that they owe a 10% early distribution penalty tax simply because they took their retirement distribution from their IRA instead of taking it directly from their former employer's plan.

RMDs

If you don't need your retirement money until you're 70½, that's fine. But upon reaching age 70½, you must begin to withdraw a portion of your retirement accounts each year. These "Required Minimum Distributions" (RMDs) must be made from Traditional, Rollover, SEP and SIMPLE IRAs. (There are no RMDs for Roth IRAs unless you inherited one.) In general, your RMD is determined by taking your most recent December 31st account balance and dividing it by your IRS-determined life expectancy. (This life expectancy number is found in Appendix C in IRS Publication 590 available at www.irs.gov.) If you forget to take your RMD, the IRS will impose a 50% penalty tax on the taxable amount that should have been withdrawn.

RMD rules apply to corporate retirement plans, too. However, if you're 70½ or older and still working for your employer, you may have the option to postpone your RMDs until you retire (unless you own 5% or more of the company). Check with your Benefits Department to see if your company's retirement plan gives you this option.

Retirement Plan Contribution Limits

In October, the IRS announced next year's retirement plan contribution limits, which are unchanged from last year's limits.

2013 and 2014 Contribution Limits

	Under Age 50	Age 50 and Over
Traditional and Roth IRA	$5,500	$6,500
401(k)	$17,500	$23,000
SIMPLE IRA	$12,000	$14,500

2013 Capital Gains

The 2013 Sit Mutual Funds capital gains will be paid on December 18, 2013. You can see current estimates of capital gains on our website (www.sitfunds.com) now. Actual totals will be posted to the website on December 17th. You may also contact an Investor Services Representative at 800-332-5580 for this information.

Sit Investment Associates
Sit Mutual Funds

3300 IDS Center
80 South Eighth Street
Minneapolis, MN 55402-2211
e-mail address: info@sitinvest.com
web site: www.sitfunds.com
(612) 334-5888 (800) 332-5580

Sit Investment Associates, Inc. was founded in July, 1981 in Minneapolis by Eugene C. Sit. That same year Sit Mutual Funds, a family of no-load mutual funds, was established.

Sit U.S. Government Securities Fund

As of September 30, 2013

INVESTMENT OBJECTIVE

High current income and safety of principal.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing exclusively in U.S. government securities, which are securities issued, guaranteed or insured by the U.S. government, its agencies or instrumentalities. In selecting securities for the Fund, the Adviser seeks securities providing high current income relative to yields currently available in the market. In making purchase and sales decisions for the Fund, the Adviser considers their economic outlook and interest rate forecast, as well as their evaluation of a security's prepayment risk, yield, maturity, and liquidity.

INVESTMENT STYLE


Duration
Short
Interm
Long
High
Mid
Low
Quality

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Michael C. Brilley, 45 years
Mark H. Book, CFA, 26 years
Bryce A. Doty, CFA, 23 years

FUND DETAILS

Ticker:	SNGVX
CUSIP:	829800-10-1
Inception Date:	6/2/87
Expense Ratio:	0.80%

FUND PERFORMANCE (%)

	Annualized Returns							
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception	30-Day SEC Yield[1]	12-Month Dist. Rate[1]
U.S. Government Securities	**-0.35**	**-2.02**	**1.40**	**3.39**	**3.82**	**5.97**	**1.49**	**0.99**
Barclays Interm. Gov't Index	0.40	-0.80	1.75	3.52	3.76	6.17		

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers total returns and yield figures would have been lower. A portion of the Fund's management fees were waived through 1/1/2010. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the distribution rate reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months. Accordingly, the Fund's SEC yield and distribution rate may differ.

TOTAL RETURN BY CALENDAR YEAR (%)

	2004	2005	2006	2007	2008	2009	2010	2011	2012	YTD 2013
U.S. Government Securities	**3.35**	**2.49**	**4.13**	**6.92**	**5.13**	**7.78**	**4.91**	**2.72**	**2.67**	**-2.09**
Barclays Interm. Gov't Index	2.33	1.68	3.84	8.47	10.43	-0.32	4.98	6.08	1.73	-0.83

PORTFOLIO SECTOR ALLOCATION (%)

CMO	45.5
FNMA Pass-Through	21.9
GNMA Pass-Through	10.8
FHLMC Pass-Through	8.9
Asset-Backed	5.1
SBA Pass-Through	0.9
Cash & Other Net Assets	6.9

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$940.2
Average Maturity:	19.7 Years
Effective Duration:	1.4 Years

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Barclays Intermediate Government Index** is a sub-index of the Barclays Government Bond Index covering issues with remaining maturities of between three and five years. The Barclays Government Bond Index is an Index that measures the performance of all public U.S. government obligations with remaining maturities of one year or more. The returns include the reinvestment of income and do not include any transaction costs, management fees or other costs. It is not possible to invest directly in an index. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range.

Investment in debt securities typically decrease in value when interest rates rise. The risk is usually greater for longer-term debt securities.

Mortgage-backed securities involve risk of loss due to prepayments and defaults.

Sit Quality Income Fund

As of September 30, 2013

FUND PERFORMANCE (%)

		Annualized Returns			
	3 Month	1 Year	Since Inception	30-Day SEC Yield[1]	12-Month Dist. Rate[1]
Quality Income	**0.11**	**--**	**0.35**	**1.10**	**--**
Barclays U.S. 1-3 Gov't/Credit Index	0.40	--	0.47		

3-month and since inception returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers total returns and yield figures would have been lower. A portion of the Fund's management fees were waived through 1/1/2010. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the distribution rate reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months. Accordingly, the Fund's SEC yield and distribution rate may differ.

TOTAL RETURN BY CALENDAR YEAR (%)

	YTD 2013
Quality Income	**0.35**
Barclays U.S. 1-3 Gov't/Credit Index	0.47

PORTFOLIO SECTOR ALLOCATION (%)

U.S. Treasury/Federal Agency	43.5
Corporate Bonds	26.0
Asset-Backed (non-agency)	11.9
Mortgage Pass-Through (Agy.)	7.7
Taxable Municipal	5.6
CMO (non-agency)	3.0
Cash & Other Net Assets	2.3

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$75.4
Average Maturity:	6.4 Years
Effective Duration:	0.3 Years

INVESTMENT OBJECTIVE

High current income and safety of principal.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing under normal market conditions at least 80% of its assets in debt securities issued by the U.S. government and its agencies, debt securities issued by corporations, mortgage and other asset-backed securities.

The Fund invests at least 50% of its assets in U.S. government debt securities, which are securities issued, guaranteed or insured by the U.S. government, its agencies or instrumentalities. The balance of the Fund's assets will be invested in investment grade debt securities issued by corporations and municipalities, and mortgage and other asset backed securities. Investment grade debt securities are rated at the time of purchase within the top four rating categories by a Nationally Recognized Statistical Rating Organization or of comparable quality as determined by the Adviser. The Fund's dollar-weighted average portfolio quality is expected to be "A" or better.

INVESTMENT STYLE


Duration
Short
Interm
Long
Quality
High
Mid
Low

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Michael C. Brilley, 45 years
Mark H. Book, CFA, 26 years
Bryce A. Doty, CFA, 23 years
Christopher M. Rasmussen, CFA, 13 Years

FUND DETAILS

Ticker:	SQIFX
CUSIP:	82979K-50-6
Inception Date:	12/31/12
Expense Ratio:	0.90%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Barclays U.S. 1-3 Year Government/Credit Index** is an unmanaged index of Treasury or government agency securities and investment grade corporate debt securities with maturities of one to three years. The returns include the reinvestment of income and do not include any transaction costs, management fees or other costs. It is not possible to invest directly in an index. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rates investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range.

Investment in debt securities typically decrease in value when interest rates rise. The risk is usually greater for longer-term debt securities.

Mortgage- and asset-backed securities involve risk of loss due to prepayments and defaults.

Sit Tax-Free Income Fund

As of September 30, 2013

INVESTMENT OBJECTIVE

High current income that is exempt from federal income tax consistent with preservation of capital.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing primarily in municipal securities that generate interest income that is exempt from both federal regular income tax and federal alternative minimum tax. In selecting securities for the Fund, the Adviser seeks securities providing high tax-exempt income. The Adviser attempts to maintain an average effective duration for the portfolio of approximately 3 to 8 years.

INVESTMENT STYLE



Duration
Short
Interm
Long
Quality
High
Mid
Low

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Michael C. Brilley, 45 years
Debra A. Sit, CFA, 32 years
Paul J. Jungquist, CFA, 19 years

FUND DETAILS

Ticker:	SNTIX
CUSIP:	829799-10-5
Inception Date:	9/29/88
Expense Ratio:	0.80%

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Tax-Free Income	**-1.63**	**-4.25**	**3.13**	**5.03**	**3.22**	**5.10**
Barclays 5-Year Muni Index	0.87	-0.24	2.71	4.90	3.85	5.49

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do no reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOTAL RETURN BY CALENDAR YEAR (%)

	2004	2005	2006	2007	2008	2009	2010	2011	2012	YTD 2013
Tax-Free Income	**3.96**	**3.30**	**3.54**	**0.26**	**-15.77**	**22.42**	**2.49**	**10.73**	**9.93**	**-5.25**
Barclays 5-Year Muni Index	2.72	0.95	3.34	5.15	5.78	7.40	3.40	6.93	2.97	-0.03

YIELDS / DISTRIBUTION RATES (%)

12-Month Distribution Rate	4.14
30-Day SEC Yield	4.64

Tax-Equivalent 30-Day Yields

28.0% Tax Rate	6.44
36.8% Tax Rate	7.34
38.8% Tax Rate	7.58
43.4% Tax Rate	8.20

The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the distribution rate reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months. Accordingly, the Fund's SEC yield and distribution rate may differ. Tax-Equivalent Yields include the 3.8% net investment income tax for the top three brackets, and represents the yield that must be earned on a fully taxable investment in order to equal the yield of the Fund on an after tax basis at a specified tax rate.

PORTFOLIO SECTOR ALLOCATION (%)

Single Family Mortgage	20.5
Multi Family Mortgage	15.8
Other Revenue	14.1
Education/Student Loan	11.1
General Obligation	6.6
Closed-End Mutual Funds	6.3
Hospital / Health Care	6.1
Insured	5.9
Sectors Less Than 4.0%	10.2
Cash and Other Net Assets	3.4

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$146.8
Average Maturity:	17.8 Years
Duration to Estimated Avg. Life:	7.3 Years

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Barclays 5-Year Municipal Bond Index** is an unmanaged index of long-term, fixed-rate, investment-grade, tax-exempt bonds representative of the municipal bond market. It is not possible to invest directly in an index. **Tax-equivalent yield** is based on the 30-Day SEC Yield at a federal tax rate of 43.4%. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range.

Investment in debt securities typically decrease in value when interest rates rise. The risk is usually greater for longer-term debt securities.

Sit Minnesota Tax-Free Income Fund

As of September 30, 2013

FUND PERFORMANCE (%)

	3 Month	Annualized Returns 1 Year	3 Year	5 Year	10 Year	Since Inception
Minnesota Tax-Free Income	**-1.53**	**-3.11**	**3.25**	**5.78**	**4.08**	**4.76**
Barclays 5-Year Muni Bond Index	0.87	-0.24	2.71	4.90	3.85	4.74

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do no reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOTAL RETURN BY CALENDAR YEAR (%)

	2004	2005	2006	2007	2008	2009	2010	2011	2012	YTD 2013
Minnesota Tax-Free Income	**3.68**	**4.44**	**4.92**	**1.04**	**-10.75**	**22.04**	**3.18**	**10.64**	**7.24**	**-3.91**
Barclays 5-Year Muni Index	2.72	0.95	3.34	5.15	5.78	7.40	3.40	6.93	2.97	-0.03

YIELDS / DISTRIBUTION RATES (%)

12-Month Distribution Rate	3.36
30-Day SEC Yield	4.34

Tax-Equivalent 30-Day Yields	
35.09% Tax Rate	6.69
43.03% Tax Rate	7.62
44.83% Tax Rate	7.87
48.98% Tax Rate	8.51

The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the distribution rate reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months. Accordingly, the Fund's SEC yield and distribution rate may differ. Tax-Equivalent Yields represents the yield that must be earned on a fully taxable investment in order to equal the yield of the Fund on an after tax basis at a specified tax rate. The effective combined federal and Minnesota rates include the federal 3.8% net investment income tax for the top three tax brackets and a Minnesota tax rate of 7.85%.

PORTFOLIO SECTOR ALLOCATION (%)

Multi Family Mortgage	19.4
Single Family Mortgage	17.5
Hospital / Health Care	17.1
Education/Student Loan	13.4
Other Revenue	8.1
Utility	5.2
Transportation	4.2
Municipal Lease	4.0
Sectors Less Than 3.0%	9.0
Cash and Other Net Assets	2.1

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$366.8
Average Maturity:	16.7 Years
Duration to Estimated Avg. Life:	5.8 Years

INVESTMENT OBJECTIVE

The Fund seeks high current income that is exempt from federal regular income tax and Minnesota regular personal income tax consistent with preservation of capital.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing primarily in municipal securities that generate interest income that is exempt from federal regular income tax and Minnesota regular personal income tax. In selecting securities for the Fund, the Adviser seeks securities providing high current tax-exempt income. In making purchase and sales decisions for the Fund, the Adviser considers their economic outlook and interest rate forecast, as well as their evaluation of a security's structure, credit quality, yield, maturity, and liquidity.

INVESTMENT STYLE


Duration
Short
Interm
Long
Quality
High
Mid
Low

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Michael C. Brilley, 45 years
Debra A. Sit, CFA, 32 years
Paul J. Jungquist, CFA, 19 years

FUND DETAILS

Ticker:	SMTFX
CUSIP:	82979K-10-0
Inception Date:	12/1/93
Expense Ratio:	0.80%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Barclays 5-Year Municipal Bond Index** is an unmanaged index of long-term, fixed-rate, investment-grade, tax-exempt bonds representative of the municipal bond market. It is not possible to invest directly in an index. **Tax-equivalent yield** is based on the 30-Day SEC Yield at a federal tax rate of 43.4% and a Minnesota tax rate of 7.85%, for an effective combined tax rate of 47.84%. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range.

Investment in debt securities typically decrease in value when interest rates rise. The risk is usually greater for longer-term debt securities.

Income from tax-exempt funds may be subject to state and local taxes, and a portion of income may be subject to federal income tax including the alternative minimum tax (AMT). Capital gains distributions, if any, will be subject to tax.

Income from tax-exempt funds may be subject to state and local taxes. Capital gains distributions, if any, will be subject to tax.

Sit Balanced Fund

As of September 30, 2013

INVESTMENT OBJECTIVE

Long-term capital growth consistent with preservation of principal and seeks to provide shareholders with regular income.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing in a diversified portfolio of stocks and bonds. In seeking to achieve the Fund's long-term capital growth objective, the Fund invests in common stocks of growth companies. To provide shareholders with regular income, the Fund invests in fixed-income securities and/or common stocks selected primarily for their dividend payment potential.

EQUITY INVESTMENT STYLE



Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

FIXED-INCOME INVESTMENT STYLE



Duration
Short
Interm
Long
Quality
High
Mid
Low

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 23 years
Bryce A. Doty, CFA, 23 years
John M. Bernstein, 18 years

FUND DETAILS

Ticker:	SIBAX
CUSIP:	82980D-20-2
Inception Date:	12/31/93
Expense Ratio:	1.00%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **S&P 500® Index** is an unmanaged, capitalization-weighted index that measures the performance of 500 widely held common stocks of large-cap companies. The **Barclays Aggregate Bond Index** is an unmanaged market value-weighted index which measures the performance of investment-grade debt securities with maturities of at least one year. Total return comprises price appreciation/depreciation and income as a percentage of the original investment. Indices are rebalanced monthly by market capitalization. It is not possible to invest directly in an index.

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Balanced	**3.74**	**10.10**	**9.81**	**7.39**	**6.34**	**6.65**
S&P 500® Index	5.25	19.34	16.27	10.02	7.57	8.78
Barclays Aggregate Bond Index	0.57	-1.68	2.86	5.41	4.59	5.82

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminlstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOTAL RETURN BY CALENDAR YEAR (%)

	2004	2005	2006	2007	2008	2009	2010	2011	2012	YTD 2013
Balanced	**9.22**	**7.51**	**7.88**	**10.52**	**-26.88**	**23.12**	**10.51**	**2.04**	**9.95**	**10.65**
S&P 500® Index	10.88	4.91	15.80	5.50	-37.00	26.47	15.06	2.11	16.00	19.79
Barclays Aggregate Bond Index	4.34	2.43	4.33	6.97	5.24	5.93	6.54	7.84	4.22	-1.89

TOP HOLDINGS

Stocks

Company Name	% of Net Assets
Chevron Corp.	1.9
Google, Inc.	1.6
Apple, Inc.	1.6
Visa, Inc.	1.5
International Business Machines Corp.	1.5

Bonds

Company Name	% of Net Assets
GNMA, 4.50%, 6/15/40	2.4
U.S. Treasury Note, 2.75%, 11/15/42	0.7
RLI Corp., 4.88%, 9/15/23	0.7
Brewer High School, 5.05%, 11/1/32	0.7
Province of Manitoba, 2.10%, 9/6/22	0.7

PORTFOLIO ALLOCATION (%)

Stocks	66.2
Bonds	31.3
Cash and Other Net Assets	2.5

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$13.9
Number of Holdings:	184

Sit Large Cap Growth Fund

As of September 30, 2013

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Large Cap Growth	**6.61**	**14.64**	**13.71**	**8.16**	**7.67**	**9.77**
Russell 1000® Growth Index	8.11	19.27	16.94	12.07	7.82	10.84

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOTAL RETURN BY CALENDAR YEAR (%)

	2004	2005	2006	2007	2008	2009	2010	2011	2012	YTD 2013
Large Cap Growth	**12.79**	**9.59**	**9.54**	**14.14**	**-34.10**	**28.14**	**10.79**	**-0.53**	**13.96**	**16.62**
Russell 1000® Growth Index	6.30	5.27	9.08	11.81	-38.44	37.21	16.71	2.64	15.26	20.87

TOP TEN HOLDINGS

Company Name	% of Net Assets
Google, Inc.	3.9
Apple, Inc.	3.3
International Business Machines Corp.	2.9
Visa, Inc.	2.4
Gilead Sciences, Inc.	2.1

Company Name	% of Net Assets
Qualcomm, Inc.	2.1
Oracle Corp.	2.0
PepsiCo, Inc.	2.0
Philip Morris International, Inc.	1.9
Ecolab, Inc.	1.9
Total	24.4

PORTFOLIO SECTOR ALLOCATION (%)

Technology Services	14.5
Electronic Technology	12.9
Health Technology	12.2
Retail Trade	10.8
Consumer Non-Durables	9.5
Producer Manufacturing	9.4
Consumer Services	4.7
Process Industries	4.5
Sectors Less Than 4.0%	20.8
Cash and Other Net Assets	0.7

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$199.3
Number of Holdings:	86
Wtd. Avg. Market Cap (Billions):	100.3
Median Market Cap (Billions):	49.3
Turnover Rate:	6.4 %

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in the common stocks of companies with capitalizations of $5 billion or more. The Adviser invests in domestic growth-oriented companies it believes exhibit the potential for superior growth. The Fund focuses on stocks issued by companies with long records of earnings and revenue growth.

INVESTMENT STYLE



Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 23 years
Ronald D. Sit, CFA, 29 years
Michael J. Stellmacher, CFA, 22 years

FUND DETAILS

Ticker:	SNIGX
CUSIP:	829797-10-9
Inception Date:	9/2/82
Expense Ratio:	1.00%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Russell 1000® Growth Index** is an unmanaged index that measures the performance of those Russell 1000 companies with higher price-to-book ratios and higher forecasted growth values. The Russell 1000® Index is an unmanaged index that measures the performance of approximately 1,000 of the largest U.S. companies by market capitalization. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Sit Mid Cap Growth Fund

As of September 30, 2013

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in the common stocks of companies with capitalizations of $2 billion to $15 billion. The Adviser invests in domestic growth-oriented medium to small companies it believes exhibit the potential for superior growth. The Adviser believes that a company's earnings growth is the primary determinant of its potential long-term return and evaluates a company's potential for above average long-term earnings and revenue growth.

INVESTMENT STYLE


Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 23 years
Kent L. Johnson, CFA, 24 years
Robert W. Sit, CFA, 22 years

FUND DETAILS

Ticker:	NBNGX
CUSIP:	829796-10-1
Inception Date:	9/2/82
Expense Ratio:	1.25%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Russell Midcap® Growth Index** is an unmanaged index that measures the performance of those Russell Mid Cap® Index companies with higher price-to-book ratios and higher forecasted growth values. The Russell Mid Cap® Index is an unmanaged index that measures the performance of approximately 800 of the smallest companies in the Russell 1000® Index. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Mid Cap Growth	**11.42**	**24.41**	**15.09**	**11.06**	**9.42**	**11.99**
Russell Midcap® Growth Index	9.34	27.53	17.65	13.92	10.16	n/a

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers total return figures would have been lower. A portion of the Fund's management fees were waived through 12/31/2010. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOTAL RETURN BY CALENDAR YEAR (%)

	2004	2005	2006	2007	2008	2009	2010	2011	2012	YTD 2013
Mid Cap Growth	**17.02**	**15.27**	**9.56**	**18.87**	**-45.34**	**35.59**	**27.10**	**-6.53**	**18.36**	**21.37**
Russell Midcap® Growth Index	15.48	12.10	10.65	11.44	-44.32	46.29	26.38	-1.65	15.81	25.42

TOP TEN HOLDINGS

Company Name	**% of Net Assets**	**Company Name**	**% of Net Assets**
TJX Cos., Inc.	2.7	Waste Connections, Inc.	2.0
ANSYS, Inc.	2.5	Iconix Brand Group, Inc.	1.9
Ecolab, Inc.	2.3	Cognizant Technology Solutions Corp.	1.9
Dunkin' Brands Group, Inc.	2.0	priceline.com, Inc.	1.8
Ultimate Software Group, Inc.	2.0	Dick's Sporting Goods, Inc.	1.7
		Total	20.8

PORTFOLIO SECTOR ALLOCATION (%)

Technology Services	11.7
Producer Manufacturing	10.9
Retail Trade	10.3
Finance	9.6
Process Industries	8.4
Health Technology	7.5
Electronic Technology	6.9
Industrial Services	6.4
Sectors Less Than 6.0%	27.7
Cash and Other Net Assets	0.6

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$165.4
Number of Holdings:	90
Wtd. Avg. Market Cap (Billions):	$15.3
Median Market Cap (Billions):	$9.1
Turnover Rate:	4.8 %

Sit Small Cap Growth Fund

As of September 30, 2013

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Small Cap Growth	**13.92**	**27.29**	**17.33**	**12.36**	**9.63**	**11.19**
Russell 2000® Growth Index	12.80	33.07	19.96	13.17	9.85	7.85

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOTAL RETURN BY CALENDAR YEAR (%)

	2004	2005	2006	2007	2008	2009	2010	2011	2012	YTD 2013
Small Cap Growth	**6.79**	**18.52**	**7.99**	**20.43**	**-42.96**	**33.06**	**27.28**	**-0.23**	**14.40**	**25.58**
Russell 2000® Growth Index	14.31	4.15	13.34	7.05	-38.54	34.47	29.09	-2.91	14.59	32.47

TOP TEN HOLDINGS

Company Name	% of Net Assets
Gulfport Energy Corp.	2.8
Ultimate Software Group, Inc.	2.7
Polaris Industries, Inc.	2.2
Concur Technologies, Inc.	2.1
ANSYS, Inc.	2.1

Company Name	% of Net Assets
Dunkin' Brands Group, Inc.	2.0
Snap-On, Inc.	2.0
Affiliated Managers Group, Inc.	2.0
First Republic Bank/CA	1.9
Buffalo Wild Wings, Inc.	1.9
Total	21.7

PORTFOLIO SECTOR ALLOCATION (%)

Producer Manufacturing	12.9
Technology Services	12.9
Health Technology	10.3
Finance	8.7
Electronic Technology	6.6
Consumer Durables	6.4
Industrial Services	6.0
Retail Trade	5.3
Sectors Less Than 5.3%	30.0
Cash and Other Net Assets	0.9

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$96.1
Number of Holdings:	96
Wtd. Avg. Market Cap (Billions):	$5.9
Median Market Cap (Billions):	$4.9
Turnover Rate:	9.3 %

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in common stocks of companies with capitalizations of up to $3 billion, or up to the market capitalization of the largest company included in the Russell 2000 Index measured at the end of the previous 12 months. The Adviser invests in domestic growth-oriented small companies it believes exhibit the potential for superior growth. The Adviser believes that a company's earnings growth is the primary determinant of its potential long-term return and evaluates a company's potential for above average long-term earnings and revenue growth.

INVESTMENT STYLE



Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 23 years
Kent L. Johnson, CFA, 24 years
Robert W. Sit, CFA, 22 years
Michael J. Stellmacher, CFA, 22 years

FUND DETAILS

Ticker:	SSMGX
CUSIP:	82980D-30-1
Inception Date:	7/1/94
Expense Ratio:	1.50%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Russell 2000® Growth Index** is an unmanaged index that measures the performance of those Russell 2000® Index companies with higher price-to-book ratios and higher forecasted growth values. The Russell 2000® Index is an unmanaged index that measures the performance of the 2,000 smallest companies in the Russell 3000® Index, an index consisting of the 3,000 largest U.S. companies based on market capitalization. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

The Fund invests in small-cap stocks, which involve additional risks such a limited liquidity and greater volatility.

Sit Dividend Growth Fund

As of September 30, 2013

INVESTMENT OBJECTIVE

Current income that exceeds the dividend yield of the S&P 500® Index and that grows over a period of years, and long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objectives by investing, under normal market conditions, at least 80% of its net assets in dividend-paying common stocks. The Adviser invests in dividend paying growth-oriented companies it believes exhibit the potential for growth and growing dividend payments. The Adviser believes that a company's earnings growth is a primary determinant of its potential long-term return, and that a record of increasing dividend payments is a strong indicator of financial health and growth prospects.

INVESTMENT STYLE


Style
Value
Blend
Growth
Large
Mid
Small
Cap Size

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 23 years
Kent L. Johnson, CFA, 24 years
Michael J. Stellmacher, CFA, 22 years

FUND DETAILS

	Class I	Class S
Ticker:	SDVGX	SDVSX
CUSIP:	82980D-70-7	82980D-80-6
Inception Date:	12/31/03	3/31/06
Expense Ratio:	1.00%	1.25%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **S&P 500® Index** is an unmanaged, capitalization-weighted index that measures the performance of 500 widely held common stocks of large-cap companies. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

FUND PERFORMANCE (%)

		Annualized Returns					
	3 Month	1 Year	3 Year	5 Year	Since Inception	30-Day SEC Yield(1)	12-Month Dist. Rate(1)
Class I Shares	**3.73**	**17.32**	**15.04**	**10.24**	**8.90**	**1.68**	**1.43**
S&P 500® Index	5.25	19.34	16.27	10.02	6.50		
Class S Shares	**3.74**	**17.10**	**14.76**	**9.99**	**7.74**	**1.43**	**1.42**
S&P 500 Index	5.25	19.34	16.27	10.02	5.78		

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminlstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the distribution rate reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months. Accordingly, the Fund's SEC yield and distribution rate may differ.

TOTAL RETURN BY CALENDAR YEAR (%)

	2004	2005	2006	2007	2008	2009	2010	2011	2012	YTD 2013
Class I Shares	**10.91**	**9.41**	**18.29**	**12.89**	**-29.60**	**25.59**	**16.43**	**3.29**	**13.54**	**17.40**
Class S Shares	**n/a**	**n/a**	**n/a**	**12.56**	**-29.77**	**25.25**	**16.19**	**2.98**	**13.23**	**17.24**
S&P 500 Index	10.88	4.91	15.80	5.50	-37.00	26.47	15.06	2.11	16.00	19.79

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
Chevron Corp.	3.3	JPMorgan Chase & Co.	2.1
Johnson & Johnson	2.5	Microsoft Corp.	2.0
International Business Machines Corp.	2.4	Procter & Gamble Co.	2.0
PepsiCo, Inc.	2.1	Pfizer, Inc.	1.8
Verizon Communications, Inc.	2.1	Occidental Petroleum Corp.	1.8
		Total	22.0

PORTFOLIO SECTOR ALLOCATION (%)

Finance	14.7
Health Technology	12.1
Producer Manufacturing	10.1
Consumer Non-Durables	9.4
Electronic Technology	9.2
Energy Minerals	8.0
Retail Trade	6.1
Technology Services	4.8
Sectors Less Than 4.0%	24.9
Cash and Other Net Assets	0.7

PORTFOLIO CHARACTERISTICS

I Share Assets (Millions):	$949.1
S Share Assets (Millions):	$143.7
Number of Holdings:	89
Wtd. Avg. Market Cap (Billions):	$89.9
Median Market Cap (Billions):	$36.8
Turnover Rate:	8.0 %

Sit Global Dividend Growth Fund

As of September 30, 2013

FUND PERFORMANCE (%)

		Annualized Returns					
	3 Month	1 Year	3 Year	5 Year	Since Inception	30-Day SEC Yield(1)	12-Month Dist. Rate(1)
Class I Shares	**5.22**	**15.62**	**11.17**	**10.68**	**10.68**	**1.67**	**1.66**
Class S Shares	**5.17**	**15.36**	**10.90**	**10.40**	**10.40**	**1.42**	**1.43**
MSCI World Index	7.76	21.22	13.19	8.64	8.64		

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the distribution rate reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months. Accordingly, the Fund's SEC yield and distribution rate may differ.

TOTAL RETURN BY CALENDAR YEAR (%)

	2008*	2009	2010	2011	2012	YTD 2013
Class I Shares	**-5.25**	**24.65**	**11.58**	**-2.58**	**13.61**	**13.92**
Class S Shares	**-5.31**	**24.40**	**11.32**	**-2.89**	**13.35**	**13.72**
MSCI World Index	-21.77	29.99	11.76	-5.54	15.83	18.42

*Due to the Fund's inception date of 9/30/08, the 2008 calendar year returns of the Fund and its benchmarks reflect performance since 9/30/08.

PORTFOLIO SECTOR ALLOCATION (%)

Finance	14.9
Health Technology	10.9
Energy Minerals	9.5
Producer Manufacturing	9.5
Consumer Non-Durables	8.9
Retail Trade	7.3
Electronic Technology	6.7
Consumer Durables	4.5
Sectors Less Than 4.5%	26.5
Cash and Other Net Assets	1.3

PORTFOLIO COUNTRY ALLOCATION (%)

United States	54.4
United Kingdom	12.0
Switzerland	6.4
Ireland	4.6
Australia	3.2
Japan	3.1
Germany	3.1
Spain	2.7
7 Countries Less Than 2.7%	9.2
Cash and Other Assets	1.3

TOP TEN HOLDINGS

Company Name	% of Net Assets
Chevron Corp.	2.9
Centrica, PLC	2.9
SGS SA	2.3
Covidien, PLC	2.2
GlaxoSmithKline, PLC, ADR	2.2
Verizon Communications, Inc.	2.1
McDonald's Corp.	2.0
Johnson & Johnson	2.0
BHP Billiton, Ltd., ADR	2.0
Diageo, PLC, ADR	2.0
Total	12.5

PORTFOLIO CHARACTERISTICS

I Share Assets (Millions):	$17.6
S Share Assets (Millions):	$3.5
Number of Holdings:	79
Wtd. Avg. Market Cap (Billions):	$92.3
Median Market Cap (Billions):	$64.0
Turnover Rate:	9.0 %

INVESTMENT OBJECTIVE

Current income that exceeds the dividend yield of the MSCI World Index and that grows over a period of years, and long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objectives by investing, under normal market conditions, at least 80% of its net assets in dividend-paying common stocks issued by U.S. and foreign companies. The Fund will invest significantly (at least 40% of its net assets) in companies outside the U.S. The Adviser invests in dividend paying growth-oriented companies it believes exhibit the potential for growth and growing dividend payments. The Adviser believes that a company's earnings growth is a primary determinant of its potential long-term return, and that a record of increasing dividend payments is a strong indicator of financial health and growth prospects.

INVESTMENT STYLE



Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

- Roger J. Sit, 23 years
- Kent L. Johnson, CFA, 24 years
- Raymond E. Sit, 21 years
- Michael J. Stellmacher, CFA, 22 years
- Tasha M. Murdoff, 17 years

FUND DETAILS

	Class I	Class S
Ticker:	GDGIX	GDGSX
CUSIP:	82980D-88-9	82980D-87-1
Inception Date:	9/30/08	9/30/08
Expense Ratio:	1.25%	1.50%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **MSCI World Index** is a free float-adjusted market capitalization weighted index that is designed to measure the equity market performance of developed markets. The MSCI World Index consists of the following 24 developed market country indices: Australia, Austria, Belgium, Canada, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Israel, Italy, Japan, Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland, the United Kingdom, and the United States (as of 12/31/12). It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets. Investing in foreign securities, especially in developing markets, entails greater volatility, political & economic risks, and risks associated with accounting method differences.

Sit International Growth Fund

As of September 30, 2013

INVESTMENT OBJECTIVE

Long-term growth.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 90% of its net assets in common stocks of companies domiciled outside the United States. In selecting investments for the Fund, the Adviser selects countries or regions that exhibit positive economic trends, earnings outlook, liquidity within the market, fiscal & monetary policy, currency exchange rate expectations, investment valuation, market sentiment, and social & political trends. The Adviser seeks industries and sectors that it believes have earnings growth prospects that are greater than the average. Within the selected industries and sectors, the Adviser invests in foreign growth-oriented companies it believes exhibit the potential for superior growth.

INVESTMENT STYLE


Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 23 years
Tasha M. Murdoff, 17 years

FUND DETAILS

Ticker:	SNGRX
CUSIP:	82980D-10-3
Inception Date:	11/1/91
Expense Ratio:	1.50%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **MSCI EAFE Index** (Europe Australasia, Far East) is an unmanaged, free float-adjusted market capitalization index that measures the equity market performance of developed markets, excluding the US & Canada. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Investing in foreign securities, especially in developing markets, entails greater volatility, political & economic risks, and risks associated with accounting method differences.

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
International Growth	**9.70**	**19.73**	**8.39**	**4.90**	**6.38**	**4.27**
MSCI EAFE Growth Index	10.50	23.27	8.88	6.79	8.00	4.32

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers total return figures would have been lower. A portion of the Fund's management fees were waived through 1/1/2010. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOTAL RETURN BY CALENDAR YEAR (%)

	2004	2005	2006	2007	2008	2009	2010	2011	2012	YTD 2013
International Growth	**12.97**	**14.67**	**18.19**	**16.08**	**-44.99**	**27.65**	**9.51**	**-10.80**	**18.79**	**12.16**
MSCI EAFE Growth Index	16.12	13.28	22.33	16.45	-42.70	29.36	12.25	-12.11	16.86	16.54

PORTFOLIO SECTOR ALLOCATION (%)

Finance	16.9
Producer Manufacturing	12.4
Consumer Non-Durables	11.1
Health Technology	11.1
Energy Minerals	6.6
Retail Trade	6.1
Consumer Durables	5.7
Process Industries	5.7
Sectors Less Than 5.0%	21.5
Cash and Other Net Assets	2.9

PORTFOLIO COUNTRY ALLOCATION (%)

United Kingdom	20.2
Switzerland	17.3
Japan	13.3
Germany	7.8
France	7.1
Australia	5.7
China/Hong Kong	4.2
Spain	3.4
12 Countries Less Than 3.4%	18.1
Cash and Other Assets	2.9

TOP TEN HOLDINGS

Company Name	**% of Net Assets**
Nestle SA	3.0
British American Tobacco, PLC	2.9
Diageo, PLC, ADR	2.9
Centrica, PLC	2.8
BHP Billiton, Ltd.	2.7
Syngenta AG	2.6
SGS SA	2.5
Roche Holding AG	2.5
Inditex SA	2.3
Honda Motor Co., Ltd.	2.3
Total	26.5

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$23.3
Number of Holdings:	68
Wtd. Avg. Market Cap (Billions):	$65.1
Median Market Cap (Billions):	$33.7
Turnover Rate:	7.1 %

Sit Developing Markets Growth Fund

As of September 30, 2013

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Developing Markets Growth	**7.99**	**3.69**	**-1.04**	**4.20**	**10.20**	**4.64**
MSCI Emerging Markets Index	5.01	-1.52	-2.81	4.64	10.09	3.82

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOTAL RETURN BY CALENDAR YEAR (%)

	2004	2005	2006	2007	2008	2009	2010	2011	2012	YTD 2013
Developing Markets Growth	**16.54**	**33.77**	**31.59**	**40.72**	**-55.26**	**73.97**	**14.53**	**-18.48**	**11.08**	**-1.72**
MSCI Emerging Markets Index	22.45	30.32	29.18	36.48	-54.48	74.50	16.36	-20.41	15.15	-6.42

PORTFOLIO SECTOR ALLOCATION (%)

Finance	14.8
Consumer Non-Durables	11.5
Energy Minerals	10.8
Electronic Technology	9.6
Non-Energy Minerals	8.7
Consumer Services	8.1
Retail Trade	7.9
Producer Manufacturing	7.0
Sectors Less Than 6.5%	20.0
Cash and Other Net Assets	1.6

PORTFOLIO COUNTRY ALLOCATION (%)

China/Hong Kong	25.7
Brazil	19.7
South Korea	13.8
South Africa	8.9
Thailand	4.9
Taiwan	4.4
Australia	4.0
Mexico	2.5
10 Countries Less Than 2.5%	14.5
Cash and Other Assets	1.6

TOP TEN HOLDINGS

Company Name	% of Net Assets
Samsung Electronics Co., Ltd.	5.1
Cia de Bebidas das Americas, ADR	3.9
Tencent Holdings, Ltd.	3.4
Naspers, Ltd.	3.1
CNOOC, Ltd., ADR	3.0
Shinhan Financial Group Co., Ltd.	3.0
BHP Billiton, Ltd., ADR	3.0
Hengan International Group Co., Ltd.	3.0
Cheil Worldwide, Inc.	2.8
Embraer SA, ADR	2.8
Total	33.3

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$11.5
Number of Holdings:	55
Wtd. Avg. Market Cap (Billions):	$38.2
Median Market Cap (Billions):	$19.2
Turnover Rate:	2.6 %

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in common stocks of companies domiciled in a developing market. In selecting investments for the Fund, the Adviser selects countries or regions that exhibit positive economic trends, earnings outlook, liquidity within the market, fiscal & monetary policy, currency exchange rate expectations, investment valuation, market sentiment, and social & political trends. The Adviser seeks industries and sectors that appear to have strong earnings growth prospects. Within the selected industries and sectors, the Adviser invests in foreign growth-oriented companies it believes exhibit the potential for superior growth.

INVESTMENT STYLE


Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 23 years

Raymond E. Sit, 21 years

FUND DETAILS

Ticker:	SDMGX
CUSIP:	82980D-40-0
Inception Date:	7/1/94
Expense Ratio:	2.00%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **MSCI Emerging Markets Index** (Europe Australasia, Far East) is an unmanaged, free float-adjusted market capitalization index that measures the equity market performance of emerging markets. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Investing in foreign securities, especially in developing markets, entails greater volatility, political & economic risks, and risks associated with accounting method differences.

Sit Investment Associates
Sit Mutual Funds

3300 IDS Center
80 South Eighth Street
Minneapolis, MN 55402

In this issue,
Annual Shareholder Luncheon • Investment Outlook and Strategy Summary • Your Age, Investing and the IRS • Third Quarter Fund Data • 2014 Investment Seminars

Sit Mutual Funds 2014 Investment Seminars

Join us for breakfast or lunch and learn about the markets, recent tax changes, and the steps you can take to decrease your risk of identity theft. All seminars will be available at both locations.

A reservation is required to secure your spot at any or all of our upcoming investment seminars, as seating is very limited. Remember to reserve a spot for your guest as well. Call Steve Benjamin at 612-359-2554 or send an email to spb@sitinvest.com.

Breakfast

***7:30 a.m. - 8:30 a.m.*, Edina Country Club, 5100 Wooddale Avenue, Edina, MN 55424**

Lunch

***Noon - 1:00 p.m.*, Sit Mutual Funds Offices, 3300 IDS Center, 80 S. 8th Street, Minneapolis, MN 55402**

The Language of the Markets, February 25, 2014

When you hear the phrase “the market”, what comes to mind? The Dow, NASDAQ or something else? There are different markets, many terms and it is sometimes difficult to understand what all the terminology means. Attend this seminar to understand the language of the markets and how to use this information to build a solid investment portfolio.

Tax Update for Investors, March 25, 2014

If you think there have been a lot of tax changes lately, you’re right! Take steps to preserve your nest egg by attending this seminar to learn about recent changes to federal, state, investment, retirement, gift and estate taxes. A brief update on the Affordable Care Act (“Obamacare”) will be given too.

Smart Ways to Prevent Identity Theft, April 29, 2014

Identity theft occurs when your personal information is stolen and used without your permission. If your identity is stolen, it could take months to straighten everything out. Attend this seminar to prevent a future headache and learn some intelligent ways to protect your family.